UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-38217

Nightstar Therapeutics plc

(Translation of registrant’s name into English)

215 Euston Road

London NW1 2BE United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sublease for Office Space

On April 6, 2018, Nightstar, Inc. (“NSI”), a subsidiary of Nightstar Therapeutics plc, entered into a sublease with Fractyl Laboratories, Inc. (“Landlord”) for its new corporate headquarters in Waltham, Massachusetts. The sublease provides NSI with approximately 12,000 rentable square feet for general office use.

The sublease became effective on April 26, 2018 (the “Sublease Commencement Date”) upon the receipt of the superior landlord’s consent (the “Superior Landlord Consent”) and will expire in March 2021. The rent for the office space will commence 90 days after the Sublease Commencement Date. The initial rent for the office space will be approximately $209,000 per annum and will increase every year by approximately 6%. NSI provided the Landlord with a letter of credit for approximately $58,000 as security for the lease.

The sublease contains customary provisions relating to default, termination and other events that may lead to a suspension of the parties’ obligations. NSI will be able to enter into a direct lease with the superior landlord at market rates if the sublease is subject to termination as a result of the Landlord’s default in payments to the superior landlord. The Landlord has deposited certain funds in an escrow account that may be periodically released to NSI upon the occurrence of a payment default by Landlord to the superior landlord or the entry into a direct lease between NSI and the superior landlord.

Cash Balance as of March 31, 2018

Cash and cash equivalents as of March 31, 2018 were $122.3 million, compared to $129.4 million as of December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIGHTSTAR THERAPEUTICS PLC

Date: May 1, 2018	By:	/s/ Bryan Yoon
Name: Bryan Yoon Title: General Counsel and Secretary